UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10Q	☐ Form N-SAR

For Period ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Vuzix Corporation
Full Name of Registrant

N/A
Former Name if Applicable

2166 Brighton Henrietta Townline Road
Address of Principal Executive Office (Street and Number)

Rochester, New York 14623
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.
☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant was unable to file its Report on Form 10-Q for the calendar quarter ended September 30, 2013 on or before the required due date, because it was unable prepare the financial statements required in that Report without unreasonable effort or expense. Specifically, on August 5, 2012, Registrant sold shares of its common stock and warrants in a public offering along with the conversions of debt for common shares and warrants at the same time. Determination of the accounting treatment for that transaction, which had a material effect on Registrant’s financial statements for the calendar quarter ended September 30, 2013, delayed the completion of Registrant’s financial statements for that Quarter. Those financial statements could not have been prepared in order to file Registrant’s Report on Form 10-Q for the calendar quarter ended September 30, 2013 on or before the required due date without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Grant Russell	585	359-7562
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vuzix Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2013

/s/ Grant Russell
Grant Russell, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

CONSTITUTE FEDERAL CRIMINAL VIOLATIONS

(SEE 18 U.S.C. 1001).